SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 2, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This Report on Form 6-K dated February 2, 2007, contains a quarterly report of Infineon Technologies AG for the Company’s fiscal first quarter of the 2007 financial year.

INFINEON TECHNOLOGIES AG
QUARTERLY REPORT
FOR THE THREE MONTHS ENDED
DECEMBER 31, 2006

i

Overview Of Financial Results
Fiscal First Quarter 2007

•	Infineon group’s revenues for the quarter were Euro 2.13 billion. Revenues for Infineon excluding Qimonda were Euro 958 million.

•	Infineon group’s EBIT was Euro 216 million. Excluding Qimonda, the EBIT loss was Euro 9 million. Net charges in the fiscal first quarter 2007 were insignificant.

•	Infineon group’s net income was Euro 120 million, resulting in diluted earnings per share of Euro 0.15.

•	For the fiscal second quarter 2007, Infineon expects revenues and EBIT for its businesses excluding Qimonda, before charges, to remain at least flat compared to the fiscal first quarter. Following the loss of business as a result of the insolvency of BenQ Mobile’s German subsidiary, Infineon is implementing restructuring measures and currently expects that related charges will be recorded in the second quarter, rather than the first quarter as originally expected. Such charges will be significantly lower than the Euro 30 million originally anticipated.
      For the fiscal first quarter 2007, Infineon Technologies AG’s revenues were Euro 2.13 billion, decreasing 7 percent sequentially but increasing 27 percent year-on-year. Revenues of Infineon excluding Qimonda were Euro 958 million, decreasing 9 percent from Euro 1.06 billion in the prior quarter and 4 percent from Euro 996 million in the same quarter last year. As expected, revenues in both the Communication Solutions and the Automotive, Industrial & Multimarket segments declined.
      Infineon group’s EBIT increased to Euro 216 million in the fiscal first quarter 2007, up from Euro 30 million in the prior quarter and negative Euro 122 million in the same quarter last year. Infineon excluding Qimonda incurred an EBIT loss of Euro 9 million in the fiscal first quarter 2007. Net charges in the fiscal first quarter 2007 were insignificant. EBIT loss for Infineon excluding Qimonda was Euro 174 million in the prior quarter, including charges of Euro 164 million, mainly resulting from the IPO of Qimonda and the insolvency of BenQ Mobile’s German subsidiary. Before these charges, the fourth quarter 2006 EBIT loss excluding Qimonda would have been Euro 11 million.
      Infineon group’s net income was Euro 120 million in the fiscal first quarter 2007, compared to net loss of Euro 36 million in the previous quarter and Euro 183 million in the same quarter last year.
      Basic and diluted earnings per share in the fiscal first quarter 2007 increased to Euro 0.16 and Euro 0.15, respectively, from basic and diluted loss per share of Euro 0.05 in the previous quarter and Euro 0.25 in the same quarter last year.
Segments’ Fiscal First Quarter 2007 Performance and Outlook
Revenues
      Segment revenue developments during the fiscal first quarter 2007 as compared to the previous quarter and the fiscal first quarter 2006 were as follows:
      In the fiscal first quarter 2007, the Automotive, Industrial & Multimarket segment performed slightly better than originally anticipated. It reported revenues of Euro 710 million, a 4 percent decrease compared to the prior quarter and a 9 percent increase compared to the same quarter last year. As anticipated, seasonal effects and weak U.S. car production led to a decline in revenues in the automotive business. The industrial & multimarket and security & ASIC businesses in total remained flat as expected.
      Fiscal first quarter revenues in the Communication Solutions segment were Euro 236 million, a 21 percent decrease from the prior quarter and a 29 percent decrease from the same quarter last year. The decrease in revenues during the first quarter was in line with expectations, reflecting the anticipated large decline of revenues from BenQ Mobile following the insolvency of its German subsidiary. In addition, the wireless business saw the typical start of the seasonally weaker period. Revenues in the broadband access business remained broadly flat relative to the prior quarter.
      Qimonda achieved revenues of Euro 1.17 billion in the fiscal first quarter 2007, decreasing 5 percent from the prior quarter but increasing 73 percent from the same quarter last year.

      Fiscal first quarter revenues in the Other Operating Segments were Euro 70 million, decreasing 10 percent from the prior quarter but increasing 4 percent from the same quarter last year. Effective May 1, 2006, with the completion of the Qimonda carve-out, Other Operating Segments’ revenues primarily consist of sales of wafers from Infineon’s 200-millimeter production facility in Dresden to Qimonda under foundry agreements, which are eliminated in the Corporate and Eliminations segment.

Net Sales by Segment for the First Quarter of the Fiscal Year (in millions of euro)	Earnings

     The Automotive, Industrial and Multimarket segment’s fiscal first quarter EBIT decreased to Euro 55 million from Euro 64 million in the previous quarter but increased from Euro 51 million in the same quarter last year. Seasonal effects and weak U.S. car production led to a sequential decline in EBIT in the automotive business.

     The Communication Solutions segment’s EBIT loss in the fiscal first quarter was Euro 57 million, decreasing from a loss of Euro 120 million in the previous quarter but increasing from a loss of Euro 21 million in the same quarter last year.

     Qimonda’s fiscal first quarter EBIT after minority interests was Euro 225 million compared to EBIT of Euro 204 million in the fiscal fourth quarter 2006 and EBIT loss of Euro 123 million in the same quarter last year.

The Other Operating Segments’ EBIT loss in the fiscal first quarter was Euro 3 million, compared to positive Euro 3 million in the previous quarter and positive Euro 2 million in the same quarter last year.
      In Corporate and Eliminations, EBIT loss in the fiscal first quarter 2007 was Euro 4 million. Net charges in the fiscal first quarter 2007 were insignificant. EBIT loss in the prior quarter was Euro 121 million, and included charges of Euro 86 million, mainly in connection with the IPO of Qimonda, restructuring measures in some of the company’s production facilities, and impairments of long-lived assets. EBIT loss in the same quarter last year was Euro 31 million.
Expenses
      Expenditures for Research and Development in the fiscal first quarter totaled Euro 292 million, decreasing sequentially from Euro 303 million, primarily due to a decrease in research and development expenses in the Communication Solutions and Qimonda segments. As a percentage of revenues, research and development expenses increased sequentially to 14 percent from 13 percent.
      Expenses for SG&A (Selling, General & Administrative) in the fiscal first quarter decreased to Euro 172 million or 8 percent of revenues, in comparison to Euro 219 million or 10 percent of revenues in the prior quarter. The decrease was primarily related to charges incurred in the previous quarter in connection with the insolvency of BenQ’s German subsidiary.
Liquidity
      Free cash flow, representing cash flows from operating and investing activities excluding purchases or sales of marketable securities, decreased significantly in the fiscal first quarter 2007 to Euro 16 million from Euro 194 million in the previous quarter. The primary reasons for the decrease were lower cash flows provided by operating activities, which decreased from Euro 427 million in the previous quarter to Euro 318 million in the fiscal first quarter 2007, and cash flows used in investing activities excluding purchases or sales of marketable securities, which increased from Euro 233 million in the previous quarter to Euro 302 million in the fiscal first quarter. Gross cash position as of December 31, 2006, representing cash and cash equivalents and marketable securities, remained substantially unchanged at Euro 2.7 billion. In addition, net cash position, defined as gross cash position less short and long-term debt, increased sequentially from Euro 650 million to Euro 660 million as of the end of the fiscal first quarter 2007.
Outlook for the Fiscal Second Quarter 2007
      In the fiscal second quarter 2007, Infineon expects revenues and EBIT for its businesses excluding Qimonda, and prior to inclusion of charges, to remain at least flat compared to the fiscal first quarter.
      Infineon expects a return to growth in its Automotive, Industrial & Multimarket segment in the fiscal second quarter 2007. The company foresees a slight increase in revenues quarter-on-quarter and an improved EBIT margin. With improving seasonality, the company anticipates that revenues in its automotive business will increase compared to the fiscal first quarter, despite continued weakness in the U.S. car market. Results in its industrial & multimarket and security & ASIC businesses are expected to remain broadly on the same level as in the previous quarter.
      In the fiscal second quarter 2007, Infineon expects revenues and EBIT of the Communication Solutions segment to remain broadly unchanged compared to the previous quarter. Continued customer ramp-ups in the company’s mobile phone platform business are likely to offset the typical seasonal decline in the wireless business. In the broadband access business, revenues are anticipated to remain stable. Implemented measures for cost reductions in the mobile platform business are likely to contribute to EBIT improvements in the fiscal third quarter 2007.
      Qimonda expects its bit production to grow between 8 to 12 percent in the fiscal second quarter 2007. Qimonda expects this bit growth to be based on improved productivity as a result of the continued conversion of capacities to 90-nanometer-technology and smaller technologies. Qimonda also expects to maintain its share of bit-shipments for use in non-PC applications significantly above 50 percent in the second fiscal quarter and for its full 2007 fiscal year.
      In the fiscal second quarter 2007, Infineon expects revenues and EBIT in Other Operating Segments and Corporate and Eliminations before charges to remain broadly unchanged relative to the previous quarter. The company currently expects that charges in connection with the restructuring of its baseband operations following the insolvency of BenQ Mobile’s German subsidiary will be recorded in the second quarter, rather than the first quarter as originally expected. The company is still implementing measures aimed at lowering the overall level of charges while maintaining the targeted savings, and currently expects that these charges will be significantly lower than the Euro 30 million originally anticipated. The Corporate and Eliminations segment will continue to reflect intra-group elimination of sales between Infineon and Qimonda.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended December 31, 2005 and 2006
(in millions, except for per share data)

	December 31,	December 31,	December 31,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)
Net sales	1,674	2,131	2,812
Cost of goods sold	1,350	1,465	1,933

Gross profit	324	666	879

Research and development expenses	311	292	384
Selling, general and administrative expenses	173	172	227
Restructuring charges	2	2	3

Operating (loss) income	(162)	200	265

Interest expense, net	(21)	(9)	(12)
Equity in earnings of associated companies, net	17	37	49
Other non-operating income, net	24	6	8
Minority interests	(1)	(27)	(36)

Income (loss) before income taxes	(143)	207	274

Income tax expense	(40)	(87)	(115)

Net (loss) income	(183)	120	159

Basic (loss) earnings per share	(0.25)	0.16	0.21

Diluted (loss) earnings per share	(0.25)	0.15	0.20

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2006 and December 31, 2006

	September 30,	December 31,	December 31,
	2006	2006	2006

	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	2,040	2,047	2,702
Marketable securities	615	635	838
Trade accounts receivable, net	1,245	1,093	1,442
Inventories	1,202	1,310	1,729
Deferred income taxes	97	91	120
Other current assets	482	564	744

Total current assets	5,681	5,740	7,575

Property, plant and equipment, net	3,764	3,732	4,924
Long-term investments	659	657	867
Restricted cash	78	78	103
Deferred income taxes	627	609	804
Other assets	376	346	457

Total assets	11,185	11,162	14,730

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	797	800	1,057
Trade accounts payable	1,245	1,214	1,602
Accrued liabilities	562	535	706
Deferred income taxes	26	23	30
Other current liabilities	675	633	835

Total current liabilities	3,305	3,205	4,230

Long-term debt	1,208	1,222	1,612
Deferred income taxes	60	55	73
Other liabilities	457	416	549

Total liabilities	5,030	4,898	6,464

Minority interests	840	862	1,137

Shareholders’ equity:
Ordinary share capital	1,495	1,496	1,974
Additional paid-in capital	5,828	5,836	7,702
Accumulated deficit	(1,780)	(1,660)	(2,191)
Accumulated other comprehensive loss	(228)	(270)	(356)

Total shareholders’ equity	5,315	5,402	7,129

Total liabilities and shareholders’ equity	11,185	11,162	14,730

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Shareholders’ Equity
for the three months ended December 31, 2005 and 2006
(in millions of euro, except for share data)

					Foreign	Additional		Unrealized
	Issued Ordinary		Additional		currency	minimum	Unrealized	gain (loss) on
	shares		paid-in	Accumulated	translation	pension	gain on	cash flow
	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2005	747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

Net loss	—	—	—	(183)	—	—	—	—	(183)
Other comprehensive (loss) income	—	—	—	—	(18)	—	—	3	(15)

Total comprehensive loss									(198)

Stock-based compensation	—	—	7	—	—	—	—	—	7

Balance as of December 31, 2005	747,569,359	1,495	5,807	(1,695)	(76)	(84)	12	(21)	5,438

Balance as of October 1, 2006	747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315

Net income	—	—	—	120	—	—	—	—	120
Other comprehensive income (loss)	—	—	—	—	(42)	—	—	—	(42)

Total comprehensive income									78

Issuance of ordinary shares:
Exercise of stock options	219,355	1	1	—	—	—	—	—	2
Stock-based compensation	—	—	5	—	—	—	—	—	5
Deferred compensation, net	—	—	2	—	—	—	—	—	2

Balance as of December 31, 2006	747,828,649	1,496	5,836	(1,660)	(169)	(87)	5	(19)	5,402

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the three months ended December 31, 2005 and 2006

	December 31,	December 31,	December 31,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)
Net (loss) income	(183)	120	159
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	338	323	427
Provision for doubtful accounts	—	(9)	(12)
Gain on sale of businesses	(1)	(2)	(3)
Gain on disposal of property, plant, and equipment	(2)	(2)	(3)
Equity in earnings of associated companies, net	(17)	(37)	(49)
Minority interests	1	27	36
Stock-based compensation	7	5	7
Deferred income taxes	24	17	22
Changes in operating assets and liabilities:
Trade accounts receivable	59	143	189
Inventories	(100)	(118)	(156)
Other current assets	(45)	(39)	(51)
Trade accounts payable	102	(27)	(36)
Accrued liabilities	54	(21)	(28)
Other current liabilities	(85)	(39)	(51)
Other assets and liabilities	(50)	(23)	(31)

Net cash provided by operating activities	102	318	420

Cash flows from investing activities:
Purchases of marketable securities available for sale	(63)	(83)	(110)
Proceeds from sale of marketable securities available for sale	172	62	82
Proceeds from sale of businesses	6	27	36
Investment in associated and related companies	—	(1)	(1)
Cash increase from initial consolidation of ALTIS	119	—	—
Purchases of intangible assets	(1)	(6)	(8)
Purchases of property, plant and equipment	(405)	(326)	(430)
Proceeds from sales of property, plant and equipment	4	4	5

Net cash used in investing activities	(168)	(323)	(426)

Cash flows from financing activities:
Net change in short-term debt	3	—	—
Net change in related party financial receivables and payables	—	(2)	(3)
Proceeds from issuance of long-term debt	55	29	39
Principal repayments of long-term debt	(4)	(2)	(3)
Proceeds from issuance of ordinary shares	—	4	5

Net cash provided by financing activities	54	29	38

Effect of foreign exchange rate changes on cash and cash equivalents	2	(17)	(22)
Net increase (decrease) in cash and cash equivalents	(10)	7	10
Cash and cash equivalents at beginning of period	1,148	2,040	2,692

Cash and cash equivalents at end of period	1,138	2,047	2,702

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
1.     Basis of Presentation
      The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three months ended December 31, 2005 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2006 was derived from audited financial statements, it does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2006 (see note 2).
      The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.
      All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed consolidated balance sheet as of December 31, 2006, and the condensed consolidated statements of operations and cash flows for the three months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.3197, the U.S. Federal Reserve noon buying rate on December 29, 2006.
2.     Recent Accounting Pronouncements
      In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company adopted SFAS No. 154 on October 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s consolidated financial position or results of operations.
      In July 2006, the FASB issued Interpretation No. 48, “Accounting for Income Tax Uncertainties”, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial position and results of operations.
      In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is effective for the Company for fiscal years beginning after October 1, 2008, and interim periods within those fiscal years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.
      In September 2006, the FASB issued SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Recognition Provision of SFAS No. 158 is effective for the Company as of the end of the fiscal year ending September 30, 2007, and the Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. The Company does not expect the change in the annual measurement date to September 30 to have a significant impact on its consolidated financial position and results of operations. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €66, a recognized pension asset of €2, and an increase in accumulated other comprehensive loss of €60.
      In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position and results of operations.
3.     Restructuring
      During October 2006, following the insolvency of one of the Company’s largest mobile phone customers, BenQ Mobile GmbH & Co OHG, the Company announced restructuring plans to downsize its workforce. As a result of measures undertaken by the Company, the number of employees to be impacted by the restructuring is expected to be substantially lower than initially estimated. The exact amount of the restructuring charges can not be estimated at this time due to the early stage of the negotiations with works councils.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The development of the restructuring liability is as follows:

	September 30,			December 31,
	2006	Restructuring		2006
	Liabilities	Charges	Payments	Liabilities

Employee terminations	57	2	(3)	56
Other exit costs	6	—	(1)	5

Total	63	2	(4)	61

4.     Income Taxes
      Income (loss) before income taxes and minority interest is attributable to the following geographic locations:

	Three months ended
	December 31,

	2005	2006

Germany	(187)	71
Foreign	45	163

Total	(142)	234

      Income tax expense is as follows:

	Three months ended
	December 31,

	2005	2006

Current taxes:
Germany	3	44
Foreign	13	26

	16	70

Deferred taxes:
Germany	23	11
Foreign	1	6

	24	17

Income tax expense	40	87

      In the three months ended December 31, 2005 and 2006, respectively, the tax expense of the Company is affected by lower foreign tax rates and valuation allowances in certain jurisdictions where the Company had incurred a cumulative loss over a three-year period. Additionally, in the three months ended December 31, 2006, the positive results of Qimonda in Germany lead to current tax expense as the tax loss carry forwards related to the Qimonda segment have been retained by Infineon Technologies AG in connection with the formation of Qimonda.
      At December 31, 2006, the Company had in Germany tax loss carry-forwards of €2,693 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,447); in other jurisdictions the Company had tax loss carry-forwards of €201 and tax effected credit carry-forwards of €125. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.
      Pursuant to SFAS No. 109 “Accounting for Income Taxes” the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors,

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of December 31, 2006, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.
5.     Earnings (Loss) Per Share
      Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.
      The computation of basic and diluted EPS is as follows (shares in million):

	Three months ended
	December 31,

	2005	2006

Numerator:
Net income (loss)	(183)	120
Denominator:
Weighted-average shares outstanding-basic	747.6	747.7
Effect of dilutive instruments	—	68.9

Weighted-average shares outstanding-diluted	747.6	816.6

Loss per share (in euro):
Basic	(0.25)	0.16

Diluted	(0.25)	0.15

      The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, include 41.0 million and 43.3 million shares underlying employee stock options for the three months ended December 31, 2005 and 2006, respectively. Additionally, 86.5 million and 18.1 million ordinary shares issuable upon the conversion of the subordinated convertible notes for the three months ended December 31, 2005 and 2006, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.
6.     Trade Accounts Receivable, net
      Trade accounts receivable, net consist of the following:

	September 30,	December 31,
	2006	2006

Third party — trade	1,304	1,131
Associated and Related Companies — trade (note 13)	8	9

Trade accounts receivable, gross	1,312	1,140
Allowance for doubtful accounts	(67)	(47)

Trade accounts receivable, net	1,245	1,093

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
7.     Inventories
      Inventories consist of the following:

	September 30,	December 31,
	2006	2006

Raw materials and supplies	125	147
Work-in-process	777	785
Finished goods	300	378

Total Inventories	1,202	1,310

8.     Long-term Investments
      The agreement governing the joint venture with Nanya Technology Corporation (“Nanya”) allows Infineon to transfer its shares in Inotera to Qimonda. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s initial public offering (“IPO”). Infineon may only transfer these shares to Qimonda gradually over the four years following Inotera’s IPO. The Company has sought an exemption from this restriction that would permit the immediate transfer of all of these shares to Qimonda. In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon holds shares in Inotera in trust for Qimonda until the shares can legally be transferred. This trust agreement provides for Infineon to transfer the shares to Qimonda as and when the transfer restrictions expire or Infineon receives an exemption from the statutory lock-up. During October 2006, the Taiwanese authorities granted an exemption to the Company to transfer the shares, which is expected to be finalized during the three months ending March 31, 2007.
      Hwa-Keng Investment Corp., a Taiwanese company was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. As a result of the Inotera IPO, Hwa-Keng’s business purpose has been fulfilled and therefore Hwa-Keng Investment Corp. has been dissolved. The dissolution did not have a significant financial impact on the Company.
      In December 2005, the Company further amended its agreements with International Business Machines Corporation (“IBM”) in respect of ALTIS Semiconductor S.N.C. (“ALTIS”), and extended its product purchase agreement with ALTIS through 2009. Pursuant to the December 2005 amendment, the Company granted to IBM an option to require the Company to acquire four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to the Company to settle the respective interests of the parties. In addition, the Company granted to IBM a second option to require the Company to acquire up to four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) in increments of 10% after April 1, 2006 and prior to January 1, 2009. The amendment also permits IBM to sell its interest in ALTIS to a third party meeting certain specified criteria.
      Under the December 2005 amendment, the Company and IBM also agreed a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company and IBM continue to evaluate the future business model of ALTIS, and have agreed that they will reach a decision on this matter no later than January 1, 2009. As previously agreed, the Company will increase the percentage of the output of ALTIS that it purchases from 87.5% in 2006 to 100% in 2007 and beyond.
      The Company evaluated the amendment in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment, whereby IBM’s 50% ownership interest has been reflected as a minority interest.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following table summarizes the elimination of the investment in ALTIS as previously accounted for under the equity method of accounting, and the Company’s initial consolidation of ALTIS during first quarter of the 2006 fiscal year:

ALTIS

Consolidation Date	December 2005
Segment	Communication Solutions

Cash	119
Inventories	45
Other current assets	10
Property, plant and equipment	212
Long-term investment	(202)
Other non-current assets	(47)

Total assets consolidated	137
Current liabilities	(79)
Non-current liabilities (including debt)	6
Deferred tax liabilities	3
Minority Interests	207

Total liabilities consolidated	137

Net assets consolidated	—

Cash paid	—
      On November 13, 2006 Qimonda sold its investment in Ramtron International Corp., Colorado, USA (“Ramtron”) in a private placement. As a result of the sale, Qimonda recorded a gain of €2 during the three months ended December 31, 2006.
9.     Trade Accounts Payable
      Trade accounts payable consist of the following:

	September 30,	December 31,
	2006	2006

Third party — trade	1,165	1,119
Associated and Related Companies — trade (note 13)	80	95

Total	1,245	1,214

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
10.     Debt
      Debt consists of the following:

	September 30,	December 31,
	2006	2006

Short-term debt:
Loans payable to banks, weighted average rate 3.50%	51	51
Convertible subordinated notes, 4.25%, due 2007	638	639
Current portion of long-term debt	108	110

Total short-term debt and current maturities	797	800

Long-term debt:
Convertible subordinated notes, 5.0%, due 2010	692	693
Loans payable to banks:
Unsecured term loans, weighted average rate 4.56%, due 2009 — 2013	458	473
Secured term loans, weighted average rate 1.65%, due 2013	7	7
Other loans payable, weighted average rate 4.70%, due 2011	3	2
Notes payable to governmental entity, rate 2.35%, due 2010 — 2027	48	47

Total long-term debt	1,208	1,222

      The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes.

			As of December 31, 2006
	Nature of financial
	Institution	Purpose/intended	Aggregate
Term	Commitment	use	facility	Drawn	Available

		working capital,
short-term	firm commitment	guarantees	99	51	48

		working capital,
short-term	no firm commitment	cash management	346	—	346

long-term	firm commitment	working capital	812	262	550

long-term(1)	firm commitment	project finance	377	377	—

Total			1,634	690	944

(1)	Including current maturities.
11.     Stock-based Compensation
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) “Share-Based Payments” under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
     Infineon Stock Option Plans
      A summary of the status of the Infineon stock option plans as of December 31, 2006, and changes during the three months then ended is presented below (options in millions, exercise prices in euro, intrinsic value in millions of euro):

			Weighted-
		Weighted-	average
		average	remaining	Aggregated
	Number of	exercise	life	Intrinsic
	options	price	(in years)	Value

Outstanding at beginning of period	44.8	€18.12	3.54	14
Granted	—	—
Exercised	(0.2)	€8.79
Forfeited and expired	(0.6)	€12.32

Outstanding at end of period	44.0	€18.23	3.29	25

Vested and expected to vest, net of estimated forfeitures at end of period	43.8	€18.30	3.28	24
Exercisable at end of period	31.8	€21.75	2.50	10
      Options with an aggregated fair value of €47 and €31 vested during the three months ended December 31, 2005 and 2006, respectively.
      Changes in Infineon’s unvested options for the three months ended December 31, 2006 are summarized as follows (options in millions, fair value in euro, intrinsic value in millions of euro):

			Weighted-
		Weighted-	average
		average	remaining	Aggregated
	Number of	grant date	life	Intrinsic
	options	fair value	(in years)	Value

Unvested at beginning of period	19.2	€4.11	1.72	11
Granted	—	—
Vested	(6.8)	€4.65
Forfeited	(0.2)	€4.11

Unvested at end of period	12.2	€3.82	1.66	14

Unvested options expected to vest	11.9	€3.83	1.66	14
      The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), Infineon relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during three months ended December 31, 2006 nor does it have plans to pay dividends in the foreseeable future.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following weighted-average assumptions were used in the fair value calculation:

Three months
ended
December 31,

2005

Weighted-average assumptions:
Risk-free interest rate	3.08%
Expected volatility	43%
Dividend yield	0%
Expected life in years	5.07
Weighted-average fair value per option at grant date in euro	€3.19

      As of December 31, 2006, there was a total of €20 in unrecognized compensation expense related to unvested stock options of Infineon which is expected to be recognized over a weighted-average period of 1.66 years.
     Qimonda’s Stock Option Plan
      On November 24, 2006, Qimonda granted 1.9 million stock options to its employees. The option rights may be exercised within six years after their grant date, but not before the expiration of a vesting period that will be at least three years. The exercise of each option is subject to the condition that the performance of the Qimonda’s ADSs on the New York Stock Exchange exceeds that of the Philadelphia Semiconductor Index on at least three consecutive days on at least one occasion during the life of the option.
      A summary of the status of the Qimonda stock option plan as of December 31, 2006, and changes during the three months then ended is presented below (options in millions, exercise prices in US-$, fair value in euro):

Weighted-
		Weighted-	average	Weighted-
		average	remaining	average
	Number of	exercise	life	grant date
	options	price	(in years)	fair value

Outstanding at beginning of period	—	—	—	—
Granted	1.9	$15.97	6.00	€3.23
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at end of period	1.9	$15.97	5.91	€3.23

Vested during the period	—	—	—	—
Expected to vest, net of estimated forefeitures at end of period	1.9	$15.97	5.91	€3.23
Exercisable at end of period	—	—	—	—
      The fair value of each option grant is estimated on the grant date using a Monte Carlo simulation-based option-pricing model. This model accounts for vesting conditions relating to the Philadelphia Semiconductor Index and its impact on fair value. Following the implementation of SFAS No. 123 (revised 2004), Qimonda uses a combination of implied and historical volatilities from traded options on Qimonda’s peer group when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The peer group is a group of publicly listed companies deemed to reflect fundamentals of the Qimonda’s stock. Forfeitures are estimated based on historical experience. The expected life and expected vesting period of options granted are estimated based on the simulation. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following weighted average assumptions were used in the fair value calculation:

	December 31,	December 31,
	2005	2006

Weighted-average assumptions:
Risk-free interest rate	—	4.62%
Expected volatility, underlying ADS	—	45%
Expected volatility, Philadelphia Semiconductor Index	—	29%
Forfeiture Rate, per year	—	3.40%
Dividend yield	—	0%
Expected life in years	—	4.62
Weighted-average fair value per option at grant date in euro	—	€3.23
      As of December 31, 2006, there was a total of €5 in unrecognized compensation expense related to unvested stock options of Qimonda which is expected to be recognized over a remaining total period of 2.90 years.
     Stock-Based Compensation Expense
      Stock-based compensation expense was allocated as follows:

	Three months ended
	December 31,

	2005	2006

Compensation expense recognized:
Cost of goods sold	2	1
Selling, general and administrative expenses	3	2
Research and development expenses	2	2

Total stock-based compensation expense	7	5

Stock-based compensation effect on basic and diluted earnings (loss) per share	(0.01)	(0.01)

      The amount of stock-based compensation expense which was capitalized and remained in inventories for the three months ended December 31, 2005 and 2006 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a significant cash flow effect during the three months ended December 31, 2006, since no material exercises of stock options occurred during the period.
12.     Other Comprehensive Loss
      The changes in the components of other comprehensive loss are as follows:

	Three months ended
	December 31,

	2005	2006

Unrealized gain on securities:
Unrealized holding gains	12	5
Reclassification adjustment for losses included in net income (loss)	(12)	(5)

Net unrealized gains	—	—
Unrealized (losses) gains on cash flow hedges	3	—
Foreign currency translation adjustment	(18)	(42)

Other comprehensive loss	(15)	(42)
Accumulated other comprehensive loss — beginning of period	(154)	(228)

Accumulated other comprehensive loss — end of period	(169)	(270)

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
13.     Related Parties
      The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.
      Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 fiscal year are no longer reflected as Related Party transactions (see note 8).
      On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as Related Party transactions.
      Related Party receivables consist of the following:

	September 30,	December 31,
	2006	2006

Current:
Associated and Related Companies — trade (note 6)	8	9
Associated and Related Companies — financial and other	1	1
Employee receivables	7	4

	16	14

Non-current:
Employee receivables	2	1

	2	1

Total Related Party receivables	18	15

      Related Party payables consist of the following:

	September 30,	December 31,
	2006	2006

Associated and Related Companies — trade (note 9)	80	95
Associated and Related Companies — financial and other	9	7

Total Related Party payables	89	102

      Transactions with Related Parties are as follows:

	Three months ended
	December 31,

	2005	2006

Sales to Related Parties:
Siemens group companies	163	—
Associated and Related Companies	16	14

Total sales to Related Parties	179	14

Purchases from Related Parties:
Siemens group companies	13	—
Associated and Related Companies	181	149

Total purchases from Related Parties	194	149

14.     Pension Plans
      Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	December 31, 2005		December 31, 2006

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(6)	(2)	(7)	(1)
Interest cost	(4)	(1)	(5)	(1)
Expected return on plan assets	3	1	4	1
Amortization of unrecognized actuarial losses	(2)	—	(2)	—

Net periodic pension cost	(9)	(2)	(10)	(1)

15.     Financial Instruments
      The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.
      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2006		December 31, 2006

	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts sold
U.S. dollar	682	1	610	16
Japanese yen	30	—	4	—
Singapore dollar	—	—	—	—
Great Britain pound	1	—	—	—
Malaysian Ringgit	6	—	—	—
Forward contracts purchased:
U.S. dollar	209	(1)	222	(4)
Japanese yen	24	—	47	(1)
Singapore dollar	27	—	24	—
Great Britain pound	7	—	5	—
Czech Koruna	—	—	1	—
Malaysian Ringgit	35	—	31	—
Other currencies	—	—	3	—
Currency Options sold:
U.S. dollar call	259	(5)	251	(3)
Currency Options purchased:
U.S. dollar call	—	—	233	1
U.S. dollar put	252	2	650	7
Interest rate swaps	1,200	5	1,200	25
Other	218	9	229	14

Fair value, net		11		55

      At September 30, 2006 and December 31, 2006, all derivative financial instruments are recorded at fair value. Other non-operating income for the three months ended December 31, 2005 and 2006 included €21 and €4, respectively, related to net gains from foreign currency derivatives and foreign currency transactions.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
16.     Commitments and Contingencies
     Litigation
      In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company.
      Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers.
      Sixteen cases were filed between June and September 2002 in several U.S. federal district courts, purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period (the Direct U.S. Purchaser Class), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pretrial proceedings as part of a Multi District Litigation (MDL).
      In September 2005, the Company and its IF North America entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court on November 1, 2006. The Court entered final judgment and dismissed the class action claims with prejudice on November 2, 2006. Under the terms of the settlement agreement the Company agreed to pay approximately $21 million. In addition to this settlement payment, the Company agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect that any such additional amount will have a material adverse effect on its financial condition or results of operations. The Company has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.
      In April 2006, Unisys Corporation filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. In May 2006, Honeywell International Inc. filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, so their claims are not barred by the Company’s settlement with the Direct U.S. Purchaser Class. Infineon and IF North America, along with the other defendants, jointly filed a motion to dismiss portions of the Unisys complaint.
      Sixty-four additional cases were filed between August 2002 and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, which was subsequently dismissed with prejudice) purports to be on

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.
      Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL described above. Nineteen of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to the San Francisco County Superior Court for pretrial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. Hearing on those motions took place on December 6, 2006, but the Court has not yet ruled on them. After these have been decided the indirect purchaser plaintiffs in the MDL proceedings will have the opportunity to file any motion for class certification. No trial date has yet been scheduled in the MDL. The Company intends to vigorously defend against the indirect purchaser cases.
      On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October, 2006, this action was made part of the MDL proceeding described above. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. The Company intends to vigorously defend against both of these actions.
      In April 2003, the Company received a request for information from the European Commission in connection with its investigation of practices in the European market for DRAM ICs. The Company is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. The Company is fully cooperating with the Competition Bureau in its inquiry.
      Between December 2004 and February 2005 two putative class proceedings were filed in the Canadian provinces of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. The Company intends to vigorously defend against these proceedings.
      Between September and November 2004 seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004. The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. The Company filed a motion to dismiss the second amended complaint in November 2006. A court hearing is scheduled for February 2007.
      The Company believes these claims are without merit and is vigorously defending itself in this action. The Company is currently unable to provide an estimate of the likelihood of an unfavorable outcome to the Company or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable, or if the Company incurs substantial legal fees in defending this action regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. The Company’s directors’ and officers’ insurance carriers have denied coverage in the securities class action and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claim against one D&O insurance carrier was dismissed in November 2006 and the Company filed an appeal against this decision.

Accruals and the Potential Effect of these Lawsuits
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of December 31, 2006, the Company had accrued liabilities in the amount of €111 related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints.
      As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Other Contingencies
      The Company has guarantees outstanding to external parties of €206 as of December 31, 2006. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of December 31, 2006, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,523, of which €1,340 relates to convertible notes issued.
      The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of December 31, 2006, a maximum of €517 of these subsidies could be refundable.
      On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which was included in restricted cash as of December 31, 2006. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.

17.	Operating Segment and Geographic Information
      The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.
      The Company’s new organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into Qimonda. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments.
      The Company operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial & Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.
      Following the completion of the Qimonda carve-out the Other Operating Segments for the 2005 and 2006 fiscal years include net sales that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following tables present selected segment data:

	Three months ended
	December 31,

	2005	2006

Net sales:
Automotive, Industrial & Multimarket	652	710
Communication Solutions	334	236
Other Operating Segments (1)	67	70
Corporate and Eliminations (2)	(57)	(58)

Subtotal	996	958

Qimonda	678	1,173

Infineon Group	1,674	2,131

(1)	Includes inter-segment sales of €65 and €58 for three months ended December 31, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(2)	Includes the elimination of inter-segment sales of €65 and €58 for three months ended December 31, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

	Three months ended
	December 31,

	2005	2006

EBIT:
Automotive, Industrial & Multimarket	51	55
Communication Solutions	(21)	(57)
Other Operating Segments	2	(3)
Corporate and Eliminations	(31)	(4)

Subtotal	1	(9)

Qimonda (1)	(123)	225

Infineon Group	(122)	216

(1)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.
     Certain items are included in Corporate and Eliminations and are not allocated to the logic segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. For the three months ended December 31, 2005 and 2006 Corporate and Eliminations includes unallocated excess capacity costs of €4 and €1, respectively, restructuring charges of €2 and €2, respectively, and stock-based compensation expense of €5 and €3, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following is a summary of net sales by geographic area:

	Three months ended
	December 31,

	2005	2006

Net sales:
Germany	326	311
Other Europe	282	361
North America	370	574
Asia-Pacific	584	693
Japan	81	159
Other	31	33

Total	1,674	2,131

      Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10% of the Company’s sales during the three months ended December 31, 2005. For the three months ended December 31, 2006, the Company had one customer that accounted for more than 10% of the Company’s sales. Sales to this customer are made primarily by Qimonda.
      The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.
      EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

		Three months ended
		December 31,

		2005	2006

Net income (loss)		(183)	120
Adjust:	Income tax expense	40	87
	Interest expense, net	21	9

EBIT		(122)	216

18.	Subsequent event
      On January 26, 2007 Infineon and Qimonda extended their agreement for the production of wafers in Infineon Technologies Dresden GmbH & Co. OHG production facility through September 30, 2009.

Supplementary Information (unaudited)
Gross and Net Cash Position
      Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

	September 30,	December 31,
	2006	2006

Cash and cash equivalents	2,040	2,047
Marketable securities	615	635

Gross Cash Position	2,655	2,682

Less: Short-term debt	797	800
Long-term debt	1,208	1,222

Net Cash Position	650	660

Free Cash Flow
      Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows, without adjustment to the U.S. GAAP amounts presented:

	Three months ended
	December 31,

	2005	2006

Net cash provided by operating activities	102	318
Net cash used in investing activities	(168)	(323)
Thereof: Purchase (sale) of marketable securities, net	(109)	21

Free cash flow	(175)	16

Backlog
      Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.
Dividends
      The Company has not declared or paid any dividend during the three months ended December 31, 2005 and 2006, respectively.

Employees
      As of December 31, 2006, Infineon had approximately 42,100 employees worldwide, including approximately 8,300 engaged in research and development. Of the total workforce, approximately 12,100 were employees of Qimonda as of December 31, 2006.
Market for ordinary shares
      The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.
      Relative Performance of the IFX shares since October 1, 2005 (based on Xetra daily closing prices, indexed on September 30, 2005) is as follows:
      Infineon share price performance and key data were as follows:

	Three months ended December 31,

	2005	2006	+/- in %

DAX
Beginning of the period	5,082.07	5,999.46	18%
High	5,458.58	6,611.81	21%
Low	4,806.05	5,992.22	25%
End of the period	5,408.26	6,596.92	22%
IFX closing prices in euros (Xetra)
Beginning of the period	8.32	9.31	12%
High	8.51	10.68	25%
Low	7.60	9.25	22%
End of the period	7.73	10.68	38%
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	9.90	11.77	19%
High	10.03	14.03	40%
Low	8.95	11.77	32%
End of the period	9.10	14.03	54%

Financial Calendar

Fiscal Period	Period end date	Results press release

Second Quarter	March 31, 2007	April 27, 2007 (preliminary)
Third Quarter	June 30, 2007	July 27, 2007 (preliminary)
Fiscal year	September 30, 2007	November 14, 2007 (preliminary)
Publication date: February 2, 2007
Contact information
Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/ Munich, Germany
Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com
      Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors
      As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.
      These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.
      We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.
Forward-looking Statements
      This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.
      These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the impact of our carve-out of Qimonda, our memory products business, and any financing or further corporate reorganization measures in that regard. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.
      These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Infineon Form 20-F annual report.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 2, 2007	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer